OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Capital of Texas Highway, Suite 350

(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Mannes   214-765-1466

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

(Name – *if individual, state last, first, middle name*)

750 N. St.Paul Street, Suite 850	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Mannes _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SAMCO Capital Markets, Inc. _____ , as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



STEVE SLEDGE
Notary Public, State of Texas
Comm. Expires 12-22-2019
Notary ID 4774836



Signature

President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

SAMCO CAPITAL MARKETS, INC.

TABLE OF CONTENTS



Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors of SAMCO Capital Markets, Inc.
Dallas, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAMCO Capital Markets, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
February 27, 2019

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and cash equivalents	$ 437,523
Receivables from clearing brokers, including clearing deposits of $103,074	31,170,471
Securities owned, at fair value	19,597,636
Note Receivable	310,000
Property and equipment, net	53,617
Other assets	908,507
	$ 52,477,754

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 468,077
Securities sold short, at fair value	41,382,976
Syndicate liabilities	139,605
Total liabilities	41,990,658

Commitments and contingencies	-

Stockholder's equity

Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	7,452,357
Accumulated earnings	3,034,729
Total stockholder's equity	10,487,096
	$ 52,477,754

See accompanying notes to the financial statements.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

SAMCO Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Texas on May 9, 2005. The Company's operations consist primarily of engaging in principal and agency transactions, municipal underwriting, financial advisory, and providing investment banking services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company introduces its customers on a fully-disclosed basis and clears all transactions through Pershing, LLC ("Pershing"). Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k) (2) (ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair Value - Valuation Techniques and Inputs

Investments in Securities and Securities Sold Short

The Company values securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Government Bonds

The fair value of government bonds is generally based on market price quotations. Government bonds are generally categorized in Level 1 of the fair value hierarchy.

State and Municipal Obligations

The fair value of municipal bonds is estimated using recently executed transactions and market price quotations. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Valuation Techniques and Inputs (continued)

Corporate Bonds

The fair value of corporate bonds is estimated using market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Note Receivable

We entered into a note receivable as a result of advisory services performed. The interest rate is at 7% with interest calculated on the outstanding principal balance as of the first day of each month and payable monthly. The principal balance with any accrued and unpaid interest are due and payable on December 31, 2019. The note receivable is reported at its outstanding principal balance net of allowance for doubtful accounts. The carrying balance of the note receivable approximates fair value based on Level 3 valuation methodology. At this time, the note is performing per its stated terms.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Assets	Useful Life
Furniture and fixtures	5 years
Office and other equipment	3 years
Computer hardware	3 years
Computer software	3 years
Leasehold improvements	15 years

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of various assets and liabilities. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as a greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test no tax benefit is recorded. Based upon our analysis of available evidence, we have determined that no valuation allowance was necessary.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Newly Issued Not Yet Effective Accounting Standards

ASU 2016-02 – Leases

Description – In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and *Topic 606, Revenue from Contracts with Customers*. The new guidance also requires enhanced disclosure about an entity's leasing arrangements.

Date of Adoption – The Company will adopt Topic 842 on January 1, 2019.

Effect on the Financial Statements – An entity may adopt the new guidance by either restating prior periods and recording a cumulative effect adjustment at the beginning of the earliest comparative period presented or by recording a cumulative effect adjustment at the beginning of the period of adoption. The Company has chosen the latter approach.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

The new guidance includes a number of optional transition-related practical expedients. The practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. An entity that elects to apply these practical expedients will, in effect, continue to account to leases that commence before the effective date in accordance with previous GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous GAAP.

The effect of adopting this standard would be an approximate $0.9 to $1.1 million increase in assets and liabilities on our balance sheet.

Other Accounting Updates

On November 8, 2016 the Securities and Exchange Commission ("SEC") Division of Trading and Markets issued a no-action letter regarding the treatment of Operating leases under the Securities and Exchange Act Rule 15c3-1. The SEC has provided broker-dealers with relief on accounting for operating leases so it does not impact net capital requirements.

The SEC will not recommend enforcement action under the customer protection rule (Exchange Act Rule 15c3-1) regarding net capital requirements.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2018:

	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance as of December 31, 2018
Assets (at fair value)				
Securities owned, at fair value				
Debt securities		26	-	26
U.S. government obligations	5	-	-	5
State and municipal obligations	-	19,597,605	-	19,597,605
Total investments in debt securities	$ 5	$ 19,597,631	$ -	$ 19,597,636

The following table presents information about the Company's liabilities measured at fair value as of December 31, 2018:

	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance as of December 31, 2018
Securities sold short, at fair value				
U.S. government obligations	$ 41,381,800	$	$ -	$ 41,381,800
U.S. corporate bonds	-	1,176	-	1,176
Total liabilities (at fair value)	$ 41,381,800	$ 1,176	$ -	$ 41,382,976

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

3. **Property and equipment**

Details of property and equipment at December 31, 2018 are as follows:

Office equipment	$	241,387
Leasehold improvements		558,489
Furniture and fixtures		151,300
Computer hardware		309,783
Computer software		25,230
		1,286,144
Less: Accumulated depreciation and amortization		(1,232,527)
Property and equipment, net	$	53,617

4. **Net capital requirement**

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $5,822,244 which was approximately $5,572,244 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

5. Income taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise tax report filed by its parent, SAMCO Holdings, Inc. ("SHI"). The Company's operations are conducted solely in the State of Texas which does not impose a state income tax. In prior years the Company filed its own state income tax returns in states that do impose an income tax; tax expense within those states was immaterial. Income tax returns are subject to review by state and federal authorities for up to three years filings.

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2018, were as follows:

Deferred Taxes	
Net Operating Losses	$ 512,535
Pass Through	27,774
Fixed Assets	(6,956)
Prepaid Expenses	(22,516)
Net Deferred Tax Asset	$ 210,837

The Company and its parent company are subject to U.S. federal income tax as well as franchise tax of the state of Texas. The Company is no longer subject to examination by taxing authorities for years before 2015.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

6. Defined contribution 401(k) Plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution to employee accounts at the discretion of the Board of Directors.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2017, there were no amounts to be indemnified to the clearing brokers for these accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $103,074.

8. Related party transactions

During the year ended December 31, 2018, $105,000 was paid to SAMCO Holdings, Inc. for federal tax liability. An accrual of $187,000 has been reported as of December 31, 2018.

The Company did not incur any bad debt expenses from related party receivables.

SAMCO CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2018, the Company did not have cash in excess of insured amounts.

10. Commitments and contingencies

<u>Lease commitments</u>

Pursuant to non-cancellable lease agreements, the Company pays rent for office space.

Total future minimum lease commitments under operating leases as of December 31, 2017 are as follows:

2019	409,795
2020	370,014
2021	275,252
2022	209,279
2023	35,044
Thereafter	-
Total future minimum lease payments	$ 1,299,384